                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                (RULE 13D - 101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13D-2(A)


                               BSD Software, Inc.
                               ------------------
                                (NAME OF ISSUER)



                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   055668 10 7
                                  CUSIP Number)


             Kenneth S. Goodwin, Brown Rudnick Berlack Israels LLP,
                    120 West 45th Street, New York, NY 10036
                                  212-704-0100
--------------------------------------------------------------------------------
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                November 1, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

----------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                          -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 2 of 11 Pages
------------------------------------------ ---------------------------------------- -----------------------------------------
1          NAME OF REPORTING PERSON:                                                Guy Fietz
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------- -----------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a) [ ]
                                                                                                                     (b) [ ]
------------------------------------------------------------------ ---------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Canada
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES           7     SOLE VOTING POWER
          BENEFICIALLY OWNED                9,140,291
          BY EACH REPORTING
             PERSON WITH           -------- --------------------------------------------------------------------------------
                                      8     SHARED VOTING POWER
                                            3,864,223
                                   -------- --------------------------------------------------------------------------------
                                      9     SOLE DISPOSITIVE POWER
                                            9,140,291
                                   -------- --------------------------------------------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            3,864,223
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              13,004,514
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              43.2%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                         IN
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                        -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 3 of 11 Pages
---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:                                                SunTzu Trust
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Cook Islands
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES
           BENEFICIALLY OWNED          7     SOLE VOTING POWER
           BY EACH REPORTING                 3,864,223
             PERSON WITH            ----------------------------------------------------------------------------------------
                                       8     SHARED VOTING POWER
                                             0
                                    ----------------------------------------------------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             3,864,233
                                    ----------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             0
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               3,864,223
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                             12.8%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                          OO
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                        -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 4 of 11 Pages
---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:                                                Trans Research International Trust
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Cook Islands
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES
           BENEFICIALLY OWNED          7     SOLE VOTING POWER
           BY EACH REPORTING                 0
             PERSON WITH            ----------------------------------------------------------------------------------------
                                       8     SHARED VOTING POWER
                                             6,048,612
                                    ----------------------------------------------------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             0
                                    ----------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             6,048,612
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               6,048,612
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              20.1%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                          OO
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                        -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 5 of 11 Pages
---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:                                                Merlexis Trust
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Cook Islands
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES
           BENEFICIALLY OWNED          7     SOLE VOTING POWER
           BY EACH REPORTING                 0
             PERSON WITH            ----------------------------------------------------------------------------------------
                                       8     SHARED VOTING POWER
                                             3,024,306
                                    ----------------------------------------------------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             0
                                    ----------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             3,024,306
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               3,024,306
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              10.0%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                          OO
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                        -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 6 of 11 Pages
---------------------------------------------------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON:                                                Snake Island Trust
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Cook Islands
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES
           BENEFICIALLY OWNED          7     SOLE VOTING POWER
           BY EACH REPORTING                 0
             PERSON WITH            ----------------------------------------------------------------------------------------
                                       8     SHARED VOTING POWER
                                             4,536,459
                                    ----------------------------------------------------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             0
                                    ----------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             4,536,459
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               4,536,459
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              15.1%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                          OO
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                        -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 7 of 11 Pages
---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:                                                Blair J. McInnes
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Canada
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES
           BENEFICIALLY OWNED          7     SOLE VOTING POWER
           BY EACH REPORTING                 0
             PERSON WITH            ----------------------------------------------------------------------------------------
                                       8     SHARED VOTING POWER
                                             6,048,612
                                    ----------------------------------------------------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             0
                                    ----------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             6,048,612
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               6,048,612
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              20.1%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                          IN
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                        -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 8 of 11 Pages
---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:                                                David Worrall
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Canada
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES
           BENEFICIALLY OWNED          7     SOLE VOTING POWER
           BY EACH REPORTING                 0
             PERSON WITH            ----------------------------------------------------------------------------------------
                                       8     SHARED VOTING POWER
                                             3,024,306
                                    ----------------------------------------------------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             0
                                    ----------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             3,024,306
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               6,048,612
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              10.1%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                          IN
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                        SCHEDULE 13D
------------------------------------------                                        -----------------------------------------
CUSIP No. 055668 10 7                                                                                     Page 9 of 11 Pages
---------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:                                                Robert Treumann
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                         (a) [ ]
                                                                                                                    (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
           -----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                          00 (See Item 3)
           -----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e)                      [ ]
           -----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION                     Canada
----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF SHARES
           BENEFICIALLY OWNED          7     SOLE VOTING POWER
           BY EACH REPORTING                 4,536,459
             PERSON WITH            ----------------------------------------------------------------------------------------
                                       8     SHARED VOTING POWER
                                             0
                                    ----------------------------------------------------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             4,536,459
                                    ----------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             0
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               4,536,459
           -----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
           -----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                              15.1%
           -----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                                                          IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This statement is being filed jointly by Guy Fietz, Trans Research International Trust, SunTzu Trust, Merlexis Trust, Snake Island Trust, David Worrall, Blair J. McInnes and Robert Treumann. The filers of this statement are sometimes collectively referred to as the "reporting persons."

         This statement relates to the common stock, $.001 par value per share ("Common Stock"), of BSD Software, Inc., a Florida corporation (the "Issuer" or "BSD"). The Issuer's principal executive offices are presently located at 433 Plaza Real, Suite 275, Boca Raton, FL 33432.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of:

         Guy Fietz is a Canadian citizen with a business address at Suite 300E, 8500 McLeod Trail South, Calgary, Alberta, Canada T2H 2N1. Mr. Fietz is an executive with Triton Global Communications Inc., a telecommunications services business.

         Trans Research International Trust ("Trans Research") is a discretionary trust organized in the Cook Islands with its principal office at ANZ House, P.O. Box 11, Rarotonga, Cook Islands.

         SunTzu Trust ("SunTzu") is a discretionary trust organized in the Cook Islands with its principal office at ANZ House, P.O. Box 11, Rarotonga, Cook Islands.

         Merlexis Trust ("Merlexis") is a discretionary trust organized in the Cook Islands with its principal office at ANZ House, P.O. Box 11, Rarotonga, Cook Islands.

         Snake Island Trust ("Snake Island") is a discretionary trust organized in Alberta, Canada with its principal office at 130 Mountain Park Drive, S.E., Calgary, Alberta, Canada P2Z2G1.

         David Worrall is a Canadian citizen with a business address at 58 Amalia Crescent, R.R #5, Belwood, Ontario, Canada NOB1JO. Mr. Worrall is the protector of the Merlexis Trust.

         Blair J, McInnes is a Canadian citizen with a business address at 78 Kinkora Drive, Winnipeg, Manitoba, Canada R3R2L6. Mr. McInnes is the protector of the Trans Research International Trust.

         Robert Treumann is a Canadian citizen with a business address at 130 Mountain Park Drive, S.E., Calgary, Alberta, Canada P2Z2G1.
Mr. Treumann is the trustee of the Snake Island Trust.

         During the past five years, none of the reporting persons have been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Issuer entered into a Share Exchange Agreement, dated October 23, 2002 (the "Agreement"), among the Issuer, Triton Global Business Services, Inc., a Canadian corporation ("Triton"), and the reporting persons. The reporting persons owned 91.5% of the outstanding shares of common stock (the "Triton Common Stock") of Triton.

         Pursuant to the Agreement, as of November 1, 2002, the reporting persons exchanged all of their shares of Triton Common Stock for an aggregate of 26,613,891 shares of Common Stock. In addition, an aggregate of 1,365,760 shares of Common Stock were issued to certain stockholders of the Issuer who owned Common Stock prior to the share exchange contemplated by the Agreement and an additional 500,000 shares of Common Stock were issued to a consultant in connection with its work on the transaction. As a result, Triton became a majority-owned subsidiary of the Issuer and the reporting persons became the holders of 88.3% of the Issuer's issued and outstanding shares of Common Stock.

         Corporate Directors serves as the trustee of each of Trans Research, SunTzu and Merlexis. Accordingly, Corporate Directors may be deemed to be the beneficial owner of the shares of those trusts. Robert Treumann is the trustee of the Snake Island Trust.


ITEM 4.  PURPOSE OF TRANSACTION.

         The share exchange was consummated so that the Issuer will have on a consolidated basis an operating entity, and Triton will have the opportunities available to public companies. See Item 3 above.

         Upon closing of the share exchange contemplated by the Agreement, Jeff Spanier resigned as the Issuer's President and Secretary while remaining a director of the Issuer and Guy Fietz joined the Issuer's Board of Directors and became the Issuer's President.

         The reporting persons do not have any plans or proposals which would relate to or result in any of the events enumerated in items (a) through (j ) of
Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Aggregate number and percentage of                Guy Fietz                                           13,004,514       (43.2%)
securities beneficially owned by each             Trans Research International Trust                   6,048,612       (20.1%)
reporting person:                                 SunTzu Trust                                         3,864,223       (12.8%)
                                                  Merlexis Trust                                       3,024,306       (10.0%)
                                                  Snake Island Trust                                   4,536,459       (15.1%)
                                                  David Worrall                                        3,024,306       (10.0%)
                                                  Blair J. McInnes                                     6,048,612       (20.1%)
                                                  Robert Treumann                                      4,536,459       (15.1%)

Number of shares over which each reporting        Guy Fietz                                            9,140,291       (30.3%)
person has sole voting power:                     Trans Research International Trust                           0
                                                  SunTzu Trust                                                 0
                                                  Merlexis Trust                                               0
                                                  Snake Island Trust                                           0
                                                  David Worrall                                                0
                                                  Blair J. McInnes                                             0
                                                  Robert Treumann                                              0

Number of shares over which reporting             Guy Fietz                                            3,864,223       (12.8%)
person has shared power to vote:                  Trans Research International Trust*                  6,048,612       (20.1%)
                                                  SunTzu Trust*                                        3,864,223       (12.8%)
                                                  Merlexis Trust                                       3,024,306       (10.0%)
                                                  Snake Island Trust                                   4,536,459       (15.1%)
                                                  David Worrall                                        3,024,306       (10.0%)
                                                  Blair J. McInnes                                     6,048,612       (20.1%)
                                                  Robert Treumann                                      4,536,459       (15.1%)

Number of shares over which reporting             Guy Fietz                                            9,140,291       (30.3%)
person has sole power to dispose:                 Trans Research International Trust                           0
                                                  SunTzu Trust                                                 0
                                                  Merlexis Trust                                               0
                                                  Snake Island Trust                                           0
                                                  David Worrall                                                0
                                                  Blair J. McInnes                                             0
                                                  Robert Treumann                                              0


Number of shares over which reporting             Guy Fietz                                            3,864,223       (12.8%)
person has shared power to dispose:               Trans Research International Trust*                  6,048,612       (20.1%)
                                                  SunTzu Trust*                                        3,864,223       (12.8%)
                                                  Merlexis Trust                                       3,024,306       (10.0%)
                                                  Snake Island Trust                                   4,536,459       (15.1%)
                                                  David Worrall                                        3,024,306       (10.0%)
                                                  Blair J. McInnes                                     6,048,612       (20.1%)
                                                  Robert Treumann                                      4,536,459       (15.1%)


---------------

* Guy Fietz, SunTzu, Trans Research International, Merlexis and Snake Island have pledged 3,219,756, 1,361,210, 2,130,682, 1,065,341 and
         1,598,011 shares of common stock to International Business Consultants Gmbh as collateral for a loan.



         None of the reporting persons had any transactions in the securities of the Issuer during the last 60 days, other than pursuant to the Agreement as described above.

         No other person has the right to receive dividends from, or sale proceeds of, the Common Stock owned by the reporting persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Share Exchange Agreement, dated October 23, 2002, among the Issuer, Triton Global Business Services, Inc. and the reporting persons.

         2. Joint Filing Agreement, as required by Rule 13d-1(k).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

June 20, 2003               ---------------------------------------
(Date)                       Guy Fietz



                            TRANS RESEARCH INTERNATIONAL TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------


                            SUNTZU TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------

                            MERLEXIS TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------

                            SNAKE ISLAND TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------



                            --------------------------------------
                            Robert Treumann


                            --------------------------------------
                            David Worrall


                            --------------------------------------
                            Blair J. McInnes

                                    EXHIBIT 1


                            SHARE EXCHANGE AGREEMENT




                                      1-1

                                    EXHIBIT 2


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the common stock of BSD Software, Inc. (including any amendments thereto) and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the dates indicated.



June 20, 2003               ---------------------------------------
(Date)                       Guy Fietz



                            TRANS RESEARCH INTERNATIONAL TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------


                            SUNTZU TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------

                            MERLEXIS TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------

                            SNAKE ISLAND TRUST

                            By:------------------------------------
                            Name:----------------------------------
                            Title:---------------------------------



                            --------------------------------------
                            Robert Treumann


                            --------------------------------------
                            David Worrall


                            --------------------------------------
                            Blair J. McInnes


                                      2-1